UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 33)1

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

963025887

(CUSIP Number)

Mr. Joseph Stilwell

200 Calle del Santo Cristo

Segundo Piso

San Juan, Puerto Rico 00901

Telephone: (787) 985-2193

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025887

1	NAME OF REPORTING PERSON

Stilwell Value Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,411,154*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

33,411,154*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,411,154*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.99%
14	TYPE OF REPORTING PERSON

PN

* Includes (i) 20,351,949 shares of Common Stock owned of record, (ii) 51,067 shares of Common Stock issuable upon conversion of 817,085 shares of Series B Preferred Stock and (iii) 13,008,138 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include 103,968,244 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits. The Notes are also described in Item 6.

2

CUSIP No. 963025887

1	NAME OF REPORTING PERSON

Stilwell Activist Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,411,154*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

33,411,154*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,411,154*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.99%
14	TYPE OF REPORTING PERSON

PN

* Includes (i) 20,351,949 shares of Common Stock owned of record, (ii) 51,067 shares of Common Stock issuable upon conversion of 817,085 shares of Series B Preferred Stock and (iii) 13,008,138 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include 103,968,244 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits. The Notes are also described in Item 6.

3

CUSIP No. 963025887

1	NAME OF REPORTING PERSON

Stilwell Activist Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,411,154*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

33,411,154*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,411,154*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.99%
14	TYPE OF REPORTING PERSON

PN

* Includes (i) 20,351,949 shares of Common Stock owned of record, (ii) 51,067 shares of Common Stock issuable upon conversion of 817,085 shares of Series B Preferred Stock and (iii) 13,008,138 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include 103,968,244 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits. The Notes are also described in Item 6.

4

CUSIP No. 963025887

1	NAME OF REPORTING PERSON

Stilwell Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,411,154*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

33,411,154*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,411,154*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.99%
14	TYPE OF REPORTING PERSON

PN

* Includes (i) 20,351,949 shares of Common Stock owned of record, (ii) 51,067 shares of Common Stock issuable upon conversion of 817,085 shares of Series B Preferred Stock and (iii) 13,008,138 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include 103,968,244 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits. The Notes are also described in Item 6.

5

CUSIP No. 963025887

1	NAME OF REPORTING PERSON

Stilwell Value LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,411,154*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

33,411,154*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,411,154*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.99%
14	TYPE OF REPORTING PERSON

OO

* Includes (i) 20,351,949 shares of Common Stock owned of record, (ii) 51,067 shares of Common Stock issuable upon conversion of 817,085 shares of Series B Preferred Stock and (iii) 13,008,138 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include 103,968,244 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits. The Notes are also described in Item 6.

6

CUSIP No. 963025887

1	NAME OF REPORTING PERSON

Joseph Stilwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,411,154*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

33,411,154*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,411,154*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.99%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 20,351,949 shares of Common Stock owned of record, (ii) 51,067 shares of Common Stock issuable upon conversion of 817,085 shares of Series B Preferred Stock and (iii) 13,008,138 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6. Does not include 103,968,244 shares of Common Stock issuable upon conversion of such Notes that would exceed such limits. The Notes are also described in Item 6.

7

CUSIP No. 963025887

Item 1. Security and Issuer

This is the thirty-third amendment (this “Thirty-Third Amendment”) to the original Schedule 13D, which was filed on July 3, 2017 (the “Original Schedule 13D”) and amended on August 8, 2017 (the “First Amendment”), on December 4, 2017 (the “Second Amendment”), on January 17, 2018 (the “Third Amendment”), on June 19, 2018 (the “Fourth Amendment”), on June 22, 2018 (the “Fifth Amendment”), on June 27, 2018 (the “Sixth Amendment”), on July 9, 2018 (the “Seventh Amendment”), on July 24, 2018 (the “Eighth Amendment”), on August 16, 2018 (the “Ninth Amendment”), on September 5, 2018 (the “Tenth Amendment”), on September 18, 2018 (the “Eleventh Amendment”), on October 29, 2018 (the “Twelfth Amendment”), on April 15, 2019 (the “Thirteenth Amendment”), on May 7, 2019 (the “Fourteenth Amendment”), on June 7, 2019 (the “Fifteenth Amendment”), on July 8, 2019 (the “Sixteenth Amendment”), on October 24, 2019 (the “Seventeenth Amendment”), on November 14, 2019 (the “Eighteenth Amendment”), on November 19, 2019 (the “Nineteenth Amendment”), on January 2, 2020 (the “Twentieth Amendment”), on June 17, 2020 (the “Twenty-First Amendment”), on August 12, 2020 (the “Twenty-Second Amendment”), on September 22, 2020 (the “Twenty-Third Amendment”), on December 29, 2020 (the “Twenty-Fourth Amendment”), on May 26, 2021 (the “Twenty-Fifth” Amendment), on August 24, 2021 (the “Twenty-Sixth Amendment”), on July 7, 2022 (the “Twenty-Seventh Amendment”), on September 1, 2022 (the “Twenty-Eighth Amendment”), on January 6, 2023 (the “Twenty-Ninth Amendment”), on October 2, 2023 (the “Thirtieth Amendment”), on October 20, 2023 (the “Thirty-First Amendment”), and on November 9, 2023 (the “Thirty-Second Amendment”). This Thirty-Third Amendment is being filed jointly by Stilwell Value Partners VII, L.P., a Delaware limited partnership (“Stilwell Value Partners VII”); Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, the “Group”).

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2529 Virginia Beach Boulevard, Suite 200, Virginia Beach, Virginia 23452. The amended joint filing agreement of the members of the Group was filed as Exhibit 21 to the Thirtieth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates in Joseph Stilwell’s capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

The business address of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and related partnerships.

8

CUSIP No. 963025887

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Other than as disclosed in Item 6, since we last reported purchases and sales of Common Stock, Stilwell Value Partners VII has not expended any monies to acquire securities of the Issuer.

Other than as disclosed in Item 6, since we last reported purchases and sales of Common Stock, Stilwell Activist Fund has not expended any monies to acquire securities of the Issuer.

Other than as disclosed in Item 6, since we last reported purchases and sales of Common Stock, Stilwell Activist Investments has not expended any monies to acquire securities of the Issuer.

Since we last reported purchases and sales of Common Stock, Stilwell Associates has expended a total of $58,044.50 to acquire additional Notes (as defined in Item 6).

Item 4. Purpose of Transaction

We are filing this Thirty-Third Amendment to report that the Group’s beneficial ownership percentage has decreased by one percent or more. In addition, on December 5, 2023, the Group entered into the Excepted Holder Agreement and Letter Agreement with the Issuer, which agreements are defined and further discussed in Item 6 of this Thirty-Third Amendment and copies of which are attached as Exhibits 22 and 23, respectively, hereto.

The beneficial ownership change is the result of (i) an adjustment to the conversion rate of the Issuer’s Notes reported by the Issuer on December 6, 2023, from 54.05 shares of Common Stock to 116.46 shares of Common Stock for each $25.00 of principal amount of the Notes being converted (which occurred pursuant to the terms of the Indenture governing the Notes); (ii) a change in the Issuer’s outstanding shares of Common Stock as reported by the Issuer on December 6, 2023; and (iii) the Group entering into the Excepted Holder Agreement and Letter Agreement with the Issuer. The Indenture and Notes are defined and further discussed in Item 6 of this Thirty-Third Amendment.

Our purpose in acquiring the Common Stock of the Issuer is to profit from the appreciation in the Issuer’s securities and the market price of the shares of Common Stock through asserting shareholder rights.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an ‘activist position’ in 74 other publicly-traded companies. Currently, members or affiliates of the Group file Schedules 13D to disclose greater than 5% positions only in SEC-reporting companies. For simplicity, these affiliates are referred to below as the “Group,” “we,” “us,” or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within categories I through III below, the descriptions are listed in chronological order based upon the completion date of the investment; within categories IV through VII below, the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedules 13D, or, in limited instances, the acquisition date of the 5% position of a non-reporting company.

9

CUSIP No. 963025887

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI’s sale to HomeTrust Bancshares, Inc. was announced on January 23, 2014.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

10

CUSIP No. 963025887

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI implemented a plan of voluntary dissolution.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP’s sale. On June 2, 2016, PBCP’s sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We encouraged WBKC to maximize shareholder value through share repurchases and payments of special dividends, and we supported management and the board’s consistent efforts to do so. On June 14, 2017, WBKC’s sale to Horizon Bancorp was announced.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on March 10, 2016. We believed FFNM was positioned to repurchase shares, and we urged management and the board to do so. On January 16, 2018, FFNM’s sale to Mackinac Financial Corporation was announced. FFNM deregistered its shares of common stock effective in 2016.

11

CUSIP No. 963025887

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We supported JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends. On January 18, 2018, JXSB’s sale to CNB Bank Shares, Inc. was announced.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017. That acquisition was delayed due to regulatory issues at Washington Federal, Inc. On July 17, 2018, ANCB’s sale to FS Bancorp, Inc. at a higher price was announced.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. Having met with management over the years, we believe management and the board acted in good faith to maximize shareholder value through HBK’s announced sale to Orrstown Financial Services, Inc. on October 23, 2018.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We urged management and the board to repurchase shares as soon as BFFI was permitted. We subsequently believed BFFI should be sold, and on December 3, 2018, announced our intent to seek board representation at BFFI’s 2019 annual meeting. On February 22, 2019, we served our notice of intent to nominate Ralph Sesso for election as a director on BFFI’s board. On July 16, 2019, BFFI’s sale to Corporate America Family Credit Union was announced. BFFI deregistered its shares of common stock effective in 2018.

Alcentra Capital Corp (“ABDC”) - We filed our original Schedule 13D reporting our position on December 28, 2017. We informed management at a meeting on January 5, 2018, and reiterated several times throughout the year, that if ABDC did not repurchase 10% of its shares in 2018, we would aggressively seek board representation. They did not do so. On January 25, 2019, we announced our nominees and alternate nominee for ABDC’s 2019 election of directors. On August 13, 2019, ABDC’s sale to Crescent Capital BDC, Inc. was announced.

First Advantage Bancorp (“FABK”) - We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board acted in good faith to maximize shareholder value over the long term. On October 23, 2019, FABK’s sale to Reliant Bancorp, Inc. was announced. FABK deregistered its shares of common stock effective in 2013.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We urged management and the board of CFDB to repurchase shares as soon as CFDB was permitted. On May 21, 2019, we met with management, the board and its attorney at CFDB’s annual meeting, and followed up with a letter to the board calling for CFDB’s sale if it did not repurchase a meaningful number of shares. On January 17, 2020, CFDB’s sale to Southern Missouri Bancorp, Inc. was announced. CFDB deregistered its shares of common stock effective in 2019.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. On March 6, 2020, CROL’s sale to Farmers and Merchants Bancshares, Inc. was announced. CROL deregistered its shares of common stock effective in 2017.

Brunswick Bancorp (“BRBW”) – We met with the President, CFO and Chairman of the Board to express our views on BRBW’s capital allocation, and they indicated that they would rather grow than repurchase shares below book value. Therefore, in the absence of material share repurchases, we nominated a director for election at BRBW’s 2021 annual meeting. Our nominee was not elected. On December 20, 2022, BRBW’s sale to Mid Penn Bancorp, Inc. was announced. BRBW deregistered its shares of common stock effective in 2007.

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II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 26, 2003, OTFC and FirstBank NW Corp. announced their merger, and the merger was completed on October 31, 2003.

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares, Inc.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

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On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL’s board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 13, 2015, FRTR’s sale was announced, and the cash deal was completed on May 13, 2016.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On December 6, 2017, SSNF’s sale to The First Bancshares, Inc. was announced, and the cash/stock deal was completed on April 2, 2018.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We reached an agreement with DLNO, and in May 2017, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 18, 2017, DLNO’s sale to First Bank was announced, and the stock deal was completed on April 30, 2018.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK’s board was not focused on maximizing shareholder value and nominated a director for election at PBSK’s 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK’s 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We publicly called for PBSK’s sale, and on July 11, 2018, PBSK’s sale to City Holding Company was announced. The stock deal was completed on December 7, 2018.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. At HFBC’s May 2013 annual meeting, we nominated a director for the board of directors and strongly opposed HFBC’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two-to-one margin, and the proposed Sumner deal was subsequently terminated in August 2013.

On May 1, 2017, we sent a letter to stockholders (filed as Exhibit 13 to the Twelfth Amendment to our Schedule 13D) detailing the extensive real estate holdings of HFBC’s CEO, John Peck, as well as numerous other conflicts of interest of both Mr. Peck and HFBC’s counsel, George M. (“Greg”) Carter, of which HFBC board members were apparently unaware. Subsequently, HFBC formed a “Special Litigation Committee” to investigate. On February 23, 2018, HFBC filed a Form 8-K reporting that although the Special Litigation Committee did not dispute the facts in the May 1 letter, it declined to recommend HFBC bring a lawsuit or remedial action against John Peck.

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On May 4, 2017, we filed a complaint in the Delaware Court of Chancery against HFBC, the then current members of the board of directors and one former board member, asking the Court to declare that HFBC’s prejudicial bylaw was invalid and that the directors breached their fiduciary duties. On October 4, 2017, HFBC announced it had amended the bylaw thus mooting that case. Subsequently, we filed a motion to recover our attorneys’ fees and expenses, which Vice Chancellor J. Travis Laster granted in its entirety on February 7, 2018, awarding us $610,312. In his ruling on the motion, the Judge excoriated the conduct of HFBC’s board; the full court transcript is filed as Exhibit 14 to the Fourteenth Amendment to our Schedule 13D.

On February 23, 2018, we formally demanded that HFBC’s board of directors take action against HFBC’s attorneys, Edward B. Crosland, Jr., of Jones Walker LLP and Greg Carter of Carter & Carter Law Firm, for legal malpractice and seek damages in excess of $1 million to HFBC; our demand letter is attached as Exhibit 15 to the Fifteenth Amendment to our Schedule 13D.

Following our nomination of Mark D. Alcott in March of 2018 for election to HFBC’s board of directors to replace John Peck, we entered into a Standstill Agreement with HFBC dated April 10, 2018, whereby Mr. Alcott would be appointed to the HFBC board. The board also adopted revised compensation policies requiring HFBC to reach at least average annual performance relative to that of its peer group, or its executive officers would not receive salary raises, bonuses or perquisites.

Mr. Alcott’s appointment to the HFBC board became effective on April 18, 2018. On January 7, 2019, HFBC’s sale to First Financial Corporation was announced, and the cash/stock deal was completed on July 27, 2019.

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares, and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urged management and the board to complete the existing 5% share repurchase plan and put MBCQ up for sale when permitted in January 2018. On February 20, 2018, we reached an agreement with MBCQ, and our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On September 5, 2019, MBCQ’s sale to BV Financial, Inc. was announced, and the all-cash deal was completed on February 29, 2020. MBCQ deregistered its shares of common stock effective in 2019.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased to reflect fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased to reflect fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

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Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time. On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, HFBL’s market price increased to reflect fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

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Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased to reflect fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased to reflect fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares were held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

First Financial Northwest, Inc. (“FFNW”) - We filed our original Schedule 13D reporting our position on September 12, 2011. At the Company’s 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from the Company and board. After the Company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with the Company. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

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Since 2013, we believed management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW’s shares. In our estimation, FFNW’s market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted Company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

Malvern Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF’s long-standing CEO resigned, its chairman of the board stepped down and several directors resigned from the board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement’s performance targets. John P. O’Grady continued to serve as an independent director on the board but no longer as our nominee.

After meeting with the new CEO and the new chairman of the board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted Company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board acted in good faith to maximize shareholder value through share repurchases. In our estimation, SUGR’s market price increased to reflect fair value; on July 28, 2017, we disclosed that we sold our shares in the open market.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We supported PROV’s consistent efforts to maximize shareholder value through a meaningful number of share repurchases. In our estimation, PROV’s market price increased to reflect fair value; on September 25, 2017, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

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West Town Bancorp, Inc. (“WTWB”) - We believe management and the board acted in good faith to maximize shareholder value, and on July 18, 2019, we sold our shares to WTWB. WTWB deregistered its shares of common stock effective in 2003.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We urged management and the board to maximize shareholder value through share repurchases. We believed IROQ acted in good faith to do so and, in our estimation, IROQ’s market price increased to reflect fair value. On September 24, 2019, we disclosed that we sold shares in the open market and had decreased our holdings below 5%.

We purchased shares and again filed a Schedule 13D reporting our position on September 18, 2023. We hope to work with management and the board to maximize shareholder value at IROQ. (See also category VI of this Item 4).

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares were held by a mutual holding company controlled by NECB’s board. We opposed the grant of an equity incentive plan for the NECB board, and the board and management never received such a plan while they remained an MHC.

In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal.

After years of urging NECB to become fully public, the company announced on November 4, 2020 that it would undertake a second-step conversion. We supported NECB’s decision to do so, and on July 12, 2021, the company completed its second-step conversion. We sold shares in the open market, decreasing our holdings below 5%.

NECB shares of common stock were deregistered from 2016 to 2021.

Parkway Acquisition Corp. (“PKKW”) - We filed our original Schedule 13D reporting our position on May 27, 2020. On November 24, 2021, we disclosed that we sold our shares in the open market.

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. In 2014, we supported H. Stewart Fitz Gibbon III’s appointment as CEO and as a director on the board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value. When the board announced Mr. Fitz Gibbon’s unexplained resignation on December 20, 2016, we nominated a director for election at WAYN’s 2017 annual meeting. We lost by a narrow margin.

We nominated a director for election at WAYN’s 2018 annual meeting with the belief that there have been multiple suitors interested in acquiring WAYN, and that the board has a duty to evaluate strategic alternatives to maximize shareholder value. Our nominee was not elected.

Due to projected and achieved Return on Equity (ROE) targets since WAYN’s 2018 annual meeting, we did not seek board representation in 2019.

In our estimation, WAYN’s market price increased to reflect fair value; on May 23, 2022, we sold shares to WAYN, decreasing our holdings below 5%.

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WAYN deregistered its shares of common stock effective in 2018.

Cincinnati Bancorp, Inc. (“CNNB”) - We filed our original Schedule 13D reporting our position on May 7, 2020. We believe management and the board acted in good faith and took steps to increase shareholder value, such as repurchasing shares up to book value. In our estimation, CNNB’s market price increased to reflect fair value; on September 21, 2022, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

IV. We exited the following activist position without maximizing shareholder value:

Garrison Capital, Inc. (“GARS”) - We filed our original Schedule 13D reporting our position on January 21, 2020. In April 2020, we sold our stake with the belief that the global pandemic made activism in a business development company problematic at that time.

V. After successfully seeking board representation, we seated directors who currently serve on the board of the following issuer:

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with KFS’s CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, and our other nominee was elected chairman of the board. In addition, the board fired the CEO and CFO for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board.

Since then, Joseph Stilwell has remained on the board, and KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks. On May 24, 2018, we announced that we would withhold our proxy votes on the re-election of the then current CEO at the KFS annual meeting. Although the CEO was re-elected to the board, the board announced on September 5, 2018, a CEO transition in which he would no longer serve as CEO. The KFS board appointed John T. Fitzgerald as the new CEO to execute its warranty segment strategy.

On September 21, 2020, our representative, Corissa B. Porcelli, was elected to the board of directors.

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VI. We hope to work with management and the boards of the following issuers:

CIB Marine Bancshares, Inc. (“CIBH”) - We believe management and the board are acting in good faith to maximize shareholder value. On December 10, 2021, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of CIBH up to 14.99%. CIBH deregistered its shares of common stock effective in 2012.

U & I Financial Corp. (“UNIF”) - We have met with management and believe we can work with management and the board to maximize shareholder value. Although UNIF’s common stock trades publicly on the OTCQX U.S., UNIF does not file reports with the SEC.

ICC Holdings, Inc. (“ICCH”) - We filed our original Schedule 13D reporting our position on December 28, 2020. We believe management has done an ineffective job at maximizing shareholder value to date.

Provident Bancorp, Inc. (“PVBC”) - We filed our original Schedule 13D reporting our position on May 15, 2023. On August 1, 2023, the Federal Reserve Bank of Boston notified us that it would not object to our request to buy additional shares of PVBC up to 14.99%. On October 28, 2023, we entered into a Standstill Agreement with PVBC whereby PVBC agreed, among other things, to appoint Dennis Pollack, subject to applicable regulatory approval, to PVBC’s board of directors. We intend to work with management and the board of directors to maximize shareholder value.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We urged management and the board to maximize shareholder value through share repurchases. We believed IROQ acted in good faith to do so and, in our estimation, IROQ’s market price increased to reflect fair value. On September 24, 2019, we disclosed that we sold shares in the open market and had decreased our holdings below 5%.

We purchased shares and again filed a Schedule 13D reporting our position on September 18, 2023. We hope to work with management and the board to maximize shareholder value at IROQ. (See also category III of this Item 4).

VII. We intend to gain board representation and work to maximize shareholder value at the following issuers:

Sound Financial, Inc. (“SNFL”) / Sound Financial Bancorp, Inc. (“SFBC”) - We filed our original Schedule 13D reporting our position in SNFL on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, SNFL announced the completion of its second step conversion, and our shares of SNFL were converted into shares of SFBC. On August 5, 2020, the Board of Governors of the Federal Reserve notified us that it would not object to our request to buy additional shares of SFBC up to 14.99%. On September 18, 2023, the Board of Governors of the Federal Reserve notified us that it would not object to our request to buy additional shares of SFBC up to 19.99%. We intend to seek board representation at SFBC.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) / Generations Bancorp NY, Inc. (“GBNY”) - We filed our original Schedule 13D reporting our position in SCAY on September 15, 2014. We believed SCAY was positioned to provide meaningful returns to its shareholders either through a second-step conversion or a shareholder-friendly capital allocation program. We encouraged management and the board to choose the path that would maximize shareholder value, but they refused. On January 29, 2018, we served a letter to the board demanding that SCAY undertake a second-step conversion. Instead, SCAY announced its merger with a smaller mutual. We re-served a demand for a second-step conversion on June 12, 2019, and in furtherance to that, we served a demand for inspection of SCAY’s books and records on September 4, 2019. When SCAY refused to permit the inspection of its books and records, we filed, on November 11, 2019, a motion to compel the production of those books and records in U.S. District Court for the Western District of New York. SCAY filed a motion to dismiss, which the Judge denied on April 7, 2020. The Judge ordered SCAY to begin the production of board materials for our inspection by June 1, 2020. SCAY announced its intention to second-step on May 6, 2020, and we discontinued our lawsuit. On January 12, 2021, SCAY completed its second-step conversion and ceased to exist. The new stock holding company, Generations Bancorp NY, Inc. (GBNY), began trading on January 13, 2021. We believe GBNY should seek to maximize shareholder value at the earliest possible opportunity.

Peoples Financial Corporation (“PFBX”) - We filed our original Schedule 13D reporting our position on November 23, 2020. We believe management and the directors have ill served PFBX’s shareholders, and PFBX should explore all possibilities to maximize shareholder value.

Our nominees for election as directors at PFBX’s 2021, 2022 and 2023 annual meetings were not elected. Subsequent to the 2022 annual meeting, the Board of Governors of the Federal Reserve notified us that it would not object to the Group’s purchase of additional shares of PFBX up to 14.9%. On May 31, 2022, pursuant to Mississippi law, we served a demand for inspection of PFBX’s books and records related to, among other things, reported losses and the employee(s) responsible for the losses associated with PFBX’s securities portfolio. When PFBX refused to permit the inspection of its books and records, we filed, on July 22, 2022, a complaint in the Chancery Court of Harrison County, Mississippi to compel the production of those books and records. On June 30, 2023, we demanded that PFBX pursue a derivative action against its directors for breach of their fiduciary duties for failure to oversee and properly supervise management of the company. After four Harrison County judges recused themselves, the Mississippi Supreme Court appointed a retired Judge from Hinds County, Mississippi as Special Chancellor to hear our books and records demand case against PFBX. On July 18, 2023, the Special Chancellor partially granted our motion for summary judgment and ordered PFBX to produce most of the records we sought in our books and records demand. On September 29, 2023, we filed a derivative complaint on behalf of PFBX against PFBX’s directors in the Chancery Court of Harrison County, Mississippi for breach of fiduciary duty, seeking damages and other remedies. We are seeking in excess of $50 million in restitution to PFBX from PFBX’s directors.

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Ottawa Bancorp, Inc. (“OTTW”) – On August 11, 2023, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of OTTW up to 19.99%. We intend to seek board representation with the goal of maximizing shareholder value at OTTW. We believe OTTW should be repurchasing its shares through book value. OTTW deregistered its shares of common stock effective in 2020.

Item 5. Interest in Securities of the Issuer

The members of the Group beneficially own an aggregate of 33,411,154 shares of Common Stock, including (i) 20,351,949 shares of Common Stock owned of record, (ii) 13,008,138 shares of Common Stock issuable upon conversion of the Notes, after giving effect to certain ownership limits described in Item 6, and (iii) 51,067 shares of Common Stock issuable upon conversion of the Series B Preferred Stock. The Group’s beneficial ownership does not include 103,968,244 shares of Common Stock issuable upon conversion of the Notes that would exceed such ownership limits. The Notes are also described in Item 6. The percentages reported herein for the Group are calculated based on the number of outstanding shares of Common Stock, 53,769,787, reported as the number of outstanding shares as of December 6, 2023, in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 6, 2023, plus 13,008,138 shares of Common Stock issuable upon conversion of the Notes and 51,067 shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

(A)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 33,411,154
Percentage: 49.99%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 33,411,154
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 33,411,154

(c)	Within the past 60 days, Stilwell Value Partners VII acquired and disposed of the Issuer’s securities as set forth in Schedule A attached hereto and incorporated herein by reference.

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VII with regard to those shares of Common Stock.

(B)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 33,411,154
Percentage: 49.99%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 33,411,154
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 33,411,154

(c)	Within the past 60 days, Stilwell Activist Fund acquired and disposed of the Issuer’s securities as set forth in Schedule A attached hereto and incorporated herein by reference.

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

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(C)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 33,411,154
Percentage: 49.99%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 33,411,154
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 33,411,154

(c)	Within the past 60 days, Stilwell Activist Investments acquired and disposed of the Issuer’s securities as set forth in Schedule A attached hereto and incorporated herein by reference.

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(D)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 33,411,154
Percentage: 49.99%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 33,411,154
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 33,411,154

(c)	Within the past 60 days, Stilwell Associates acquired Notes as set forth in Schedule A attached hereto and incorporated herein by reference.

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(E)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 33,411,154
Percentage: 49.99%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 33,411,154
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 33,411,154

(c)	Stilwell Value LLC has made no purchases, sales or transfers of the Issuer’s securities.

(d)	Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments.

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(F)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 33,411,154
Percentage: 49.99%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 33,411,154
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 33,411,154

(c)	Joseph Stilwell has made no purchases, sales or transfers of shares of the Issuer’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

At the Issuer’s shareholder meeting on December 19, 2019, Joseph Stilwell was elected to the Issuer’s board of directors. On July 15, 2021, at the Issuer’s annual meeting of shareholders, E. J. Borrack, General Counsel of The Stilwell Group, was elected to the Issuer’s board of directors. On May 19, 2023, at the Issuer’s annual meeting of shareholders, Megan Parisi, Director of Communications of The Stilwell Group, was elected to the Issuer’s board of directors. Joseph Stilwell, E. J. Borrack and Megan Parisi continue to serve on the Issuer’s board of directors.

On July 22, 2021, the Issuer distributed to its shareholders (the “Rights Offering”) non-transferable subscription rights (the "Rights") to purchase up to $30 million in aggregate principal amount of 7% Senior Subordinated Convertible Notes due in 2031 (“Notes”). Pursuant to the Rights Offering, each holder of the Issuer's common stock as of the record date received one Right for each eight shares of the Issuer's Common Stock owned, with each Right entitling such holder to purchase $25.00 principal amount of the Notes (the "basic subscription privilege") and, if such holder exercised the basic subscription privilege, an over-subscription privilege which allowed such holder to subscribe for an additional principal amount of the Notes issuable pursuant to Rights that were not exercised by other stockholders. On August 19, 2021, each of Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Activist Fund exercised their Rights and acquired Notes in the principal amount of $4,125,000, $18,249,925 and $2,624,950, respectively.

The Notes are convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of the Issuer's Common Stock. The Indenture governing the Notes provides that if, at any time after September 21, 2023, holders of the Issuer's Series D Preferred Stock have elected to cause the Issuer to redeem at least 100,000 shares of Series D Preferred Stock in the aggregate, then the conversion price would be adjusted to the lower of (i) a 45% discount to the conversion price or (ii) a 45% discount to the lowest price at which any holder of Series D Preferred Stock had its Series D Preferred Stock redeemed into shares of the Issuer's Common Stock. Because at least 100,000 shares of Series D Preferred Stock were redeemed, the conversion price for the Notes was adjusted as of December 6, 2023 to $0.21 per share of Common Stock (116.46 shares of Common Stock for each $25.00 of principal amount of the Notes being converted). As disclosed herein, on December 5, 2023, the Stilwell Holders (as defined below) received shares of Common Stock as a result of the Issuer settling redemption requests for all shares of Series D Preferred Stock held by the Stilwell Holders.

Pursuant to the terms of the Rights Offering, a holder of the Notes may not exercise the conversion feature of the Notes to the extent that such holder would be treated as violating the restrictions on ownership (i.e., intended to assist the Issuer in continuing to qualify as a REIT) as a result of such exercise.

The Notes held by members of the Group are convertible into 13,008,138 shares of Common Stock, after giving effect to certain ownership limits described in more detail below. A form of the Notes was filed with the Twenty-Sixth Amendment as Exhibit 20. A form of the Indenture governing the Notes was filed with the Issuer’s Registration Statement on Form S-11 as Exhibit 4.5 on July 8, 2021.

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On December 5, 2023, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Value Partners VII, and Stilwell Associates (collectively, the “Stilwell Holders”) entered into an Excepted Holder Agreement (the “Excepted Holder Agreement”) and a Letter Agreement (the “Letter Agreement”) with the Issuer.

Under the Excepted Holder Agreement, the Issuer agreed (i) to issue 20,233,821 shares of Common Stock to the Stilwell Holders to settle redemption requests for all 207,713 shares of Series D Preferred Stock held by the Stilwell Holders at a redemption price of approximately $38.02 per share of Series D Preferred Stock based on $0.39 per share of Common Stock and (ii) notwithstanding the existing corporate and regulatory limits on ownership of Common Stock, to permit Stilwell Holders to own shares in excess of the current ownership limits but not more than the following new ownership limits:

a)	The Stilwell Holders may not, individually or as part of a ‘group’ (as defined in Section 13(d) of the Exchange Act) (a “13D Group”), beneficially own more than fifty-five percent (55%) of the value of the Issuer’s capital stock (such percentage, as the same may be adjusted from time to time); and

b)	The Stilwell Holders may not individually or as part of a 13D Group, beneficially own more than eighty-six percent (86%) (in value or number of shares, whichever is more restrictive) of the outstanding shares of Common Stock (such percentage, as the same may be adjusted from time to time).

The Stilwell Holders agree not to exceed the above ownership limits. Additionally, the Stilwell Holders shall annually deliver to the Issuer a detailed report describing the beneficial ownership of the securities of the Issuer held by the Stilwell Holders. Pursuant to the Excepted Holder Agreement, the Stilwell Holders are obligated to deliver such report to the Issuer annually for as long as the Stilwell Holders continue to beneficially own or constructively own at least 9.8% of the outstanding Common Stock or outstanding capital stock of the Issuer.

Upon any violation of the terms of the Excepted Holder Agreement, the shares of capital stock that otherwise would result in such violation will be transferred to a trust and be further governed by the terms thereof. The Excepted Holder Agreement shall automatically terminate upon a reduction of the Stilwell Holders’ beneficial ownership or constructive ownership to or below 9.8% of the oustanding Common Stock or outstanding capital stock of the Issuer.

Under the Letter Agreement, as consideration for the Issuer’s entry in the Excepted Holder Agreement, the Stilwell Holders agree that, until December 5, 2024, they will not convert their Notes if and to the extent that, after giving effect to such conversion, such holders, either individually or as part of a 13D Group, would beneficially own shares representing 50% or more of the total number of issued and outstanding shares of Common Stock.

For additional terms and conditions of the Excepted Holder Agreement and the Letter Agreement, see Exhibits 22 and 23 to this Thirty-Third Amendment, which are incorporated herein by reference.

Other than the Notes as described above, the Letter Agreement, the Excepted Holder Agreement, and the Amended Joint Filing Agreement filed as Exhibit 21 to the Thirtieth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, and Joseph Stilwell, in his capacities as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

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CUSIP No. 963025887

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated July 3, 2017, filed with the Original Schedule 13D
2	Consent of Proposed Nominee, dated November 30, 2017, with Nominee Joseph D. Stilwell, filed with the Second Amendment
3	Nominee Agreement, dated November 30, 2017, with Nominee Paula J. Poskon, filed with the Second Amendment
4	Nominee Agreement, dated November 30, 2017, with Nominee Corissa B. Porcelli (formerly Corissa J. Briglia), filed with the Second Amendment
5	Letter to the Shareholders of the Issuer, dated June 22, 2018, filed with the Fifth Amendment
6	Letter to the Shareholders of the Issuer, dated July 9, 2018, filed with the Seventh Amendment
7	Letter to the Shareholders of the Issuer, dated July 24, 2018, filed with the Eighth Amendment
8	Letter to the Shareholders of the Issuer, dated August 16, 2018, filed with the Ninth Amendment
9	Letter to the Shareholders of the Issuer, dated September 5, 2018, filed with the Tenth Amendment
10	Letter to the Shareholders of the Issuer, dated September 18, 2018, filed with the Eleventh Amendment
11	Photograph of sign, dated October 29, 2018, filed with the Twelfth Amendment
12	Consent of Proposed Nominee, dated April 10, 2019, with Nominee Joseph D. Stilwell, filed with the Thirteenth Amendment
13	Nominee Agreement, dated April 10, 2019, with Nominee Kerry G. Campbell, filed with the Thirteenth Amendment
14	Nominee Agreement, dated April 10, 2019, with Nominee Paula J. Poskon, filed with the Thirteenth Amendment
15	Amended Joint Filing Agreement, dated May 2, 2019, filed with the Fourteenth Amendment
16	Letter to the Shareholders of the Issuer, dated July 8, 2019, filed with the Sixteenth Amendment
17	Letter to the Shareholders of the Issuer, dated November 14, 2019, filed with the Eighteenth Amendment
18	Amended Joint Filing Agreement, dated November 14, 2019, filed with the Eighteenth Amendment
19	Letter to the Shareholders of the Issuer, dated November 19, 2019, filed with the Nineteenth Amendment
20	Form of the 7% Senior Subordinated Convertible Note, filed with the Twenty-Sixth Amendment
21	Amended Joint Filing Agreement, dated October 2, 2023, filed with the Thirtieth Amendment
22	Excepted Holder Agreement, dated December 5, 2023
23	Letter Agreement, dated December 5, 2023

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2023

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi
Megan Parisi
Attorney-In-Fact

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SCHEDULE A1

Transactions by Stilwell Associates

Nature of Transaction	Date	Number of Securities	Price Per Unit	Total Acquisition Price
Acquisition of Notes	11/10/23	1,000	$57.9885	$57,988.50
Acquisition of Notes	11/10/23	1	56.0000	56.00

Transactions by Stilwell Value Partners VII

Nature of Transaction	Date	Number of Securities	Price Per Unit	Total Acquisition or Disposition Price[2]
Acquisition of Common Stock	12/05/23	3,338,615	$0.39	$1,302,059.85
Disposition of Series D Preferred Stock	12/05/23	34,273	38.02	1,303,059.46

Transactions by Stilwell Activist Fund

Nature of Transaction	Date	Number of Securities	Price Per Unit	Total Acquisition or Disposition Price[2]
Acquisition of Common Stock	12/05/23	2,124,369	$0.39	$828,503.91
Disposition of Series D Preferred Stock	12/05/23	21,808	38.02	829,140.16

Transactions by Stilwell Activist Investments

Nature of Transaction	Date	Number of Securities	Price Per Unit	Total Acquisition or Disposition Price[2]
Acquisition of Common Stock	12/05/23	14,770,836	$0.39	$5,760,626.04
Disposition of Series D Preferred Stock	12/05/23	151,632	38.02	5,765,048.64

1 The acquisitions and dispositions listed above by Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments were made in connection with the redemption requests, as described in Item 6.

2 The difference between the amounts in this column is due to rounding.

Exhibit 22

EXCEPTED HOLDER AGREEMENT

This Excepted Holder Agreement (this “Agreement”) is made and entered into as of December 5, 2023, by and among Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), Stilwell Activist Investments, L.P., a Delaware limited partnership, Stilwell Activist Fund, L.P., a Delaware limited partnership, Stilwell Value Partners VII, L.P., a Delaware limited partnership, and Stilwell Associates, L.P., a Delaware limited partnership (each an “Investor” and, collectively, the “Investors”).

RECITALS

A.	Investors have delivered to the Company a duly completed Holder Redemption Notice and Ownership Statement.
B.	The Ownership Statement specifies the number of shares of Capital Stock and the number of Convertible Notes that Investors Actually and Constructively Own (as those terms are defined in the Instructions to the Ownership Statement).
C.	Pursuant to the Holder Redemption Notice, Investors desire the Company to redeem 207,713 shares of Series D Preferred Stock (the “Redeemed Preferred Stock”), and the Company has elected to redeem the Redeemed Preferred Stock for 20,233,821 shares of Common Stock.
D.	In order to maintain its qualification as a real estate investment trust (“REIT”), the Articles of Amendment and Restatement of the Company filed with the State Department of Assessments and Taxation of Maryland on August 5, 2016, as the same has to date been, and may in the future be, amended, restated, supplemented, and/or corrected (the “Charter”) limit the ability of any person to Beneficially Own or Constructively Own more than 9.8% of the Company’s Capital Stock (the “Aggregate Stock Ownership Limit”) or Common Stock (the “Common Stock Ownership Limit”, and together with the Aggregate Stock Ownership Limit, the “Ownership Limits”).
E.	Pursuant to Section 6.2.7 of the Charter, the Company’s Board of Directors (a) is permitted to exempt a Person from one or both Ownership Limits or establish an Excepted Holder Limit for such Person (which may apply with respect to one or more classes of Capital Stock), if the Board of Directors reasonably determines, including without limitation based on the representations, covenants and undertakings from such Person as are provided herein, that such exemption would not cause or permit the Company to fail to comply with certain requirements related to its qualification as a REIT, and (b) may impose such conditions or restrictions as it deems appropriate in connection with granting such exemption.
F.	Following the Transfer of Common Stock in redemption of the Redeemed Preferred Stock, Investors and certain direct and/or indirect equityholders of Investors would Beneficially Own or Constructively Own an amount of Capital Stock in excess of the Ownership Limits described above.

G.	This Agreement provides for the establishment of an Excepted Holder Limit for Investors and their equityholders if certain conditions are satisfied, and Investors intend to satisfy such conditions by execution of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

AGREEMENT

1.	Representations of Investor.

To induce the Company to enter into this Agreement, Investors represent and warrant to the Company as follows:

1.1.	This Agreement has been duly executed and delivered by authorized representatives of Investors, and is a valid and binding obligation of Investors, enforceable in accordance with its terms;
1.2.	The execution and delivery of this Agreement by Investors does not, and will not: (i) violate or conflict with any agreement, order, injunction, decree, or judgment to which Investors are a party or by which Investors are bound; or (ii) violate any law, rule or regulation applicable to Investors;
1.3.	No consent, approval or authorization of, or designation, registration, declaration or filing with, any governmental entity or third Person is required on the part of Investors in connection with the execution or delivery of this Agreement;
1.4.	The information provided by Investors in the Ownership Statement delivered to the Company was true, correct and complete.
1.5.	To the knowledge of Investors, no Individual will be treated as Beneficially Owning more than 9.8% of the Company as a result of the transaction contemplated by this Agreement or otherwise (following such transaction) by reason of Investors’ Beneficial Ownership of Capital Stock of the Company; and
1.6.	Investors have reviewed the list of the tenants of the Company and its subsidiaries previously provided to Investors (the “Tenant List”) and do not, individually or collectively, actually or Constructively Own 9.8% or more of any such tenant of the Company or its subsidiaries.
2.	On-Going Covenants of Investor.

Beginning on the date hereof, and during any period that an Excepted Holder Limit established pursuant to this Agreement remains in effect, Investors covenant and agrees as follows:

2.1.	Assuming that all of the Redeemed Preferred Stock is redeemed in exchange for Common Stock, and subject to the adjustments set forth in this Section 2.1:
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2.1.1.	Investors will not, collectively, Beneficially Own more than fifty-five percent (55%) of the value of Capital Stock of the Company (such percentage, as the same may be adjusted from time to time in accordance with this Section 2.1, being the Excepted Holder Limit granted to Investors with respect to the Aggregate Stock Ownership Limit (the “Capital Stock Excepted Holder Limit”));
2.1.2.	Investors will not, collectively, Beneficially Own more than eighty-six percent (86%) (in value or number of shares, whichever is more restrictive) of the outstanding shares of Common Stock of the Company (such percentage, as the same may be adjusted from time to time in accordance with this Section 2.1, being the Excepted Holder Limit granted to Investors with respect to the Common Stock Ownership Limit (the “Common Stock Excepted Holder Limit” and, together with the Capital Stock Excepted Holder Limit, the “Investor Excepted Holder Limits”)); and
2.1.3.	To the knowledge of Investors, no Individual will be treated as Beneficially Owning more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Common Stock of the Company, or more than 9.8% (in value) of the aggregate of the Capital Stock of the Company as a result of Investors’ Beneficial Ownership of Capital Stock of the Company.

If the Company redeems, repurchases or cancels shares of Capital Stock, the effect of which would be to cause Investors to exceed any Investor Excepted Holder Limit, such Investor Excepted Holder Limit shall, automatically and without need of any action on the part of the Company, its Board of Directors, or Investors, be increased so that the Investors’ then Beneficial Ownership is not in excess of the new applicable Investor Excepted Holder Limit; provided, that if such increase would cause any Investor to Constructively Own more than a 9.8% interest (within the meaning of Section 856(d)(2)(B) of the Code) in a tenant or would cause any Individual to Beneficially Own more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Company’s Common Stock, or more than 9.8% (in value) of the aggregate of the Company’s Capital Stock, such Excepted Holder Limit shall be increased only to the extent it would not cause the Company to have such an ownership interest in a tenant and would not cause any Individual to Beneficially Own more than 9.8% of the Company’s Capital Stock.

2.2.	Assuming that all of the Redeemed Preferred Stock is redeemed in exchange for Common Stock, Investors will not, individually or collectively, actually own or Constructively Own an interest in any tenant of the Company set forth on the Tenant List (as updated from time to time) that would cause the Company to Constructively Own more than a 9.8% interest (within the meaning of Section 856(d)(2)(B) of the Code) in such tenant.
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2.3.	Assuming that all of the Redeemed Preferred Stock is redeemed in exchange for Common Stock, Investors shall not, collectively, actually or Beneficially Own an amount of shares of the Company’s Capital Stock that would violate either Investor Excepted Holder Limit, and shall use their reasonable best efforts not to actually or Beneficially Own an amount of shares of the Company’s Capital Stock that would cause any Individual to be treated as Beneficially Owning 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Company’s Common Stock, or more than 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of the Company’s Capital Stock or that would cause the Company to become “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Company to fail to qualify as a REIT.
2.4.	Investors agree that any violation, or attempted or purported violation, of Section 2.1, 2.2 or 2.3 of this Agreement (whether with respect to actual, Beneficial or Constructive Ownership by Investors or any Individual, and whether or not as a result of any Transfer), or any other action which is contrary to the restrictions contained in Article VI of the Charter, will automatically cause the shares of Capital Stock that otherwise would result in such violation to be transferred to a Trust in accordance with Sections 6.2.1(b) and 6.3 of the Charter, and such shares shall be subject to all the terms and limitations set forth in the Charter (without regard to any exception due to an Excepted Holder Agreement).
2.5.	Each Investor shall promptly notify the Company in writing as soon as it becomes aware of any breach of Section 2.1, 2.2 or 2.3 of this Agreement.
2.6.	Each Investor will maintain an accurate record of its investors for the purpose of monitoring the Beneficial and Constructive Ownership of the Company’s Capital Stock. No later than March 31 of each calendar year beginning in 2024 (but only for so long as Investors Beneficially Own or Constructively Own at least 9.8 percent (9.8%) of the Capital Stock or Common Stock of the Company), Investors shall deliver an updated Ownership Statement, listing Investors’ then-current actual and Beneficial Ownership of stock with detail sufficient for the Company to independently determine Investors’ then-current actual and Beneficial Ownership of Capital Stock.
2.7.	Each Investor agrees to keep the Tenant List in strict confidence and shall not disclose it to any third parties without the Company’s prior written approval.
3.	On-Going Covenants of the Company
3.1.	Notwithstanding any provisions of the Charter to the contrary, the Company agrees that the Excepted Holder Limits granted by this Agreement shall not be revoked unless the Board of Directors determines based upon the written advice of counsel that such revocation is required for the preservation of the Company’s qualification as a REIT under the Code.
3.2.	The Company agrees to keep the information in the Ownership Statement in strict confidence and shall not disclose it to any third parties without the Investors’ prior written approval; provided that the Company may disclose such information to its tax advisors, financial auditors or taxing authorities, under conditions of confidentiality, to the extent necessary to establish the Company’s status as a REIT.
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4.	Company’s Authorization of Agreement
4.1.	Based on the above representations and agreements, the Company hereby grants to Investors and, and agrees that Investors shall have, an initial Capital Stock Excepted Holder Limit of fifty-five percent (55%) and an initial Common Stock Excepted Holder Limit of eighty-six percent (86%); provided, however, that such Investor Excepted Holder Limits shall be subject to adjustment as contemplated by Section 2.1 above. The Capital Stock Excepted Holder Limit and Common Stock Excepted Holder Limit granted hereunder are also granted to, and shall encompass, any direct and/or indirect equityholders of Investors previously identified by Investors to the extent of such equityholder’s Beneficial Ownership of Capital Stock or Common Stock solely by reason of such equityholder’s direct or indirect interest in Investors.
5.	Additional Information
5.1.	Investors and the Company agree that, in addition to the applicable provisions of the Charter, by which Investors would otherwise be bound as a holder of Capital Stock of the Company:
5.1.1.	Investors shall provide the information described in Section 6.2.4 of the Charter in accordance with the provisions thereof; and
5.1.2.	Investors will inform the Company of their direct or Constructive Ownership of a 9.8% or greater equity interest (within the meaning of Section 856(d)(2)(B) of the Code) in any tenant appearing on an updated Tenant List, provided to Investors by the Company, within 30 days of receipt of such updated Tenant List.
6.	Miscellaneous
6.1.	All capitalized terms not defined herein have the meaning ascribed to them in the Charter, except that “Constructively Owns” has the meaning ascribed to it in the Ownership Statement solely for the purposes of Recital B.
6.2.	All questions concerning the construction, validity and interpretation of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland.
6.3.	This Agreement may be signed by the parties in separate counterparts, each of which when so signed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
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6.4.	This Agreement shall automatically terminate, and Investors and their equityholders shall cease to be Excepted Holders as set forth herein and in the Charter, upon reduction of Investors’ Beneficial Ownership and Constructive Ownership to or below 9.8% of all outstanding Capital Stock or Common Stock of the Company. In the event of termination of this Agreement, Investors and their equityholders shall immediately become subject to all rules and restrictions regarding the ownership of the Company’s stock, including, without limitation, the limitations set forth in the Charter of the Company, and, for the avoidance of doubt, the establishment of a new Excepted Holder Limit for Investors (and any of their direct or indirect equityholders, as applicable) and the entry into a new Excepted Holder Agreement (in each case at the sole and absolute discretion of the Board of Directors of the Company pursuant to Section 6.2.7 of the Charter) shall be required before Investors may again Beneficially Own or Constructively Own Capital Stock or Common Stock of the Company in excess of any Ownership Limit.
6.5.	Any provision of this Agreement may be amended or waived if in writing and signed by the Company and Investors. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
6.6.	The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.
6.7.	This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

[Remainder of page intentionally blank. Signature page follows.]

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IN WITNESS WHEREOF, the Company and Investors have caused this Agreement to be executed by their respective duly authorized officers as of the date first written above.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By: /s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: Chief Executive Officer

STILWELL ACTIVIST INVESTMENTS, L.P.

By: /s/ Joseph Stilwell
Name: Joseph Stilwell
Title: Managing Member of the General Partner, Stilwell Value LLC

STILWELL ACTIVIST FUND, L.P.

By:	/s/ Joseph Stilwell Name: Joseph Stilwell Title: Managing Member of the General Partner, Stilwell Value LLC

STILWELL VALUE PARTNERS VII, L.P.

By: /s/ Joseph Stilwell
Name: Joseph Stilwell
Title: Managing Member of the General Partner, Stilwell Value LLC

[Signature page to Excepted Holder Agreement]

STILWELL ASSOCIATES, L.P.

By: /s/ Joseph Stilwell
Name: Joseph Stilwell
Title: Managing Member of the General Partner, Stilwell Value LLC

[Signature page to Excepted Holder Agreement]

Exhibit 23

December 5, 2023

Stilwell Activist Investments, L.P.

Stilwell Activist Fund, L.P.

Stilwell Value Partners VII, L.P.

Stilwell Associates, L.P.

c/o Stilwell Value LLC

200 Calle del Santo Cristo

Segundo Piso

San Juan, Puerto Rico 00901

Ladies and Gentlemen:

Reference is hereby made to that certain (1) Excepted Holder Agreement (the “Excepted Holder Agreement”) entered into concurrently herewith by and among Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), Stilwell Activist Investments, L.P., a Delaware limited partnership, Stilwell Activist Fund, L.P., a Delaware limited partnership, Stilwell Value Partners VII, L.P., a Delaware limited partnership, and Stilwell Associates, L.P., a Delaware limited partnership (each an “Investor” and, collectively, the “Investors”), and (2) Indenture among the Company and Wilmington Savings Fund Society, FSB, as Trustee (the “Indenture”) governing the terms of the Company’s 7.00% Subordinated Convertible Notes due 2031 (the “Notes”). Capitalized terms not defined herein shall have the meanings assigned thereto (as applicable) in the Excepted Holder Agreement and the Indenture.

In consideration of the Company entering into the Excepted Holder Agreement pursuant to which the Company granted Investor Excepted Holder Limits to the Investors, each Investor agrees that, notwithstanding anything to the contrary set forth in the Indenture, such Investor shall not exercise its right to convert the Notes into shares of Common Stock to the extent that such conversion would result in such Investor, whether on its own or as part of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), becoming the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of common equity of the Company representing 50% or more of the total voting power of all outstanding shares of common equity of the Company that is entitled to vote generally in the election of directors (“Voting Stock”). The covenants contained in this paragraph shall apply to any transferees of the Notes that are affiliated with the Investors.

The Company shall, upon receipt of any conversion notice tendered by any Investor pursuant to the terms of the Indenture, promptly notify such Investor by telephone and in writing (e-mail being sufficient for this purpose) of the number of shares of Common Stock outstanding (as of the date of the notification) and the number of shares of Common Stock that would be issuable to such Investor if the conversion requested in such conversion notice were effected in full, whereupon, notwithstanding anything to the contrary set forth in the Indenture, such Investor shall, within one business day of such Company notice to Investor, revoke all or part of its conversion notice to the extent that it is determined that the result thereof would be Investor’s direct or indirect “beneficial ownership” (whether on its own or as part of a “group” within the meaning of Section 13(d) of the Exchange Act) of 50% or more of the total voting power of all outstanding shares of Voting Stock.

This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without giving effect to the conflicts of law provisions thereof.

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No party may assign its respective rights, interests or obligations hereunder without the prior written consent of the other parties.

This Letter Agreement is not intended to confer benefits upon, or create any rights in favor of, any person or entity other than the parties hereto, except as expressly set forth herein.

This Letter Agreement may be signed by the parties in separate counterparts, each of which when so signed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

To be binding, any amendment, waiver or modification of this Letter Agreement must be effected by an instrument in writing signed by each of the parties hereto.

This Letter Agreement shall terminate and be of no further force and effect as of December 5, 2024.

The parties agree that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of page intentionally blank. Signature page follows.]

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This Letter Agreement (together with the Excepted Holder Agreement) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

Very truly yours,

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ M. Andrew Franklin____ Name: M. Andrew Franklin Title: Chief Executive Officer

Accepted and agreed as of the date first written above:

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	/s/ Joseph Stilwell____ Name: Joseph Stilwell Title: Managing Member of the General Partner, Stilwell Value LLC

STILWELL ACTIVIST FUND, L.P.

By:	/s/ Joseph Stilwell____ Name: Joseph Stilwell Title: Managing Member of the General Partner, Stilwell Value LLC

STILWELL VALUE PARTNERS VII, L.P.

By:	/s/ Joseph Stilwell____ Name: Joseph Stilwell Title: Managing Member of the General Partner, Stilwell Value LLC

STILWELL ASSOCIATES, L.P.

By:	/s/ Joseph Stilwell____ Name: Joseph Stilwell Title: Managing Member of the General Partner, Stilwell Value LLC

[Signature Page to Letter Agreement]